Exhibit 1.01

Novo Nordisk A/S

Conflict Minerals Report

For The Year Ended December 31, 2015

Introduction

Novo Nordisk A/S (“Novo Nordisk,” “we,” or the “Company”) is filing this Conflict Minerals Report for the reporting period of January 1, 2015 to December 31, 2015 pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”) and in accordance with the requirements of Items 1.01 and 1.02 of Form SD. Rule 13p-1 and Form SD require disclosure of certain information related to any product manufactured or contracted to be manufactured where “conflict minerals” are necessary to the functionality or production of those products. “Conflict minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten.

Executive Summary

Novo Nordisk manufactures or contracts to manufacture a limited number of products containing conflict minerals that are necessary to the functionality or production of such products. As a result, Novo Nordisk has conducted, in good faith, a reasonable country-of-origin inquiry (“RCOI”) regarding the source of the conflict minerals contained in such products. Queries to Novo Nordisk’s suppliers and potential suppliers of conflict minerals in the course of that RCOI identified seven smelters in our supply chain that sourced (or possibly sourced) conflict minerals from the Democratic Republic of Congo or adjoining countries (“Covered Countries”). However, our due diligence review indicates that all of these smelters are recognized as conflict free by the Conflict Free Smelter Program (“CFSP”) and listed on the CFSP’s website as compliant with the relevant CFSP assessment protocol.

Novo Nordisk is committed to conducting our business in a financially, environmentally and socially responsible way. As part of that commitment, Novo Nordisk will not knowingly procure any conflict minerals if they originate from the Covered Countries unless they are recognized as conflict free. If a supplier is found not to be in compliance with our commitments regarding conflict minerals, the supplier is expected to develop, implement, and document plans to remedy such non-compliance in a timely manner. Our supply arrangements with any supplier which refuses to do so, is non-responsive or otherwise refuses to cooperate with reasonable due diligence inquiries and requests, are subject to termination. These actions support our long-term commitment to respect human rights and improve labour standards in our supply chain.

Reasonable Country of Origin Inquiry

Novo Nordisk utilises a four-step supply chain RCOI process:

1.	We work internally to identify all Novo Nordisk products that contain conflict minerals, and to identify the suppliers of those products and/or suppliers of components or raw materials for such products.

2.	We contact suppliers of products, components and raw materials that contain conflict minerals in writing and ask that they complete a survey modelled on the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) joint conflict minerals due diligence template. Suppliers are required to provide a written response indicating whether a) any of the products they supply to Novo Nordisk contain conflict minerals necessary to their production or functionality, b) whether any such conflict minerals are sourced from Covered Countries, and c) if so, whether the suppliers can certify the conflict minerals are DRC conflict free within the meaning of the conflict minerals rule.

3.	We review those responses to determine whether there are facts, circumstances or red flags of any kind that could give reason to question a supplier’s response or certification, or that otherwise merits a more detailed due diligence process.

4.	To the extent necessary we make additional inquiries or perform additional reviews in order to resolve any such facts, circumstances or red flags.

Novo Nordisk’s RCOI was executed with our suppliers and potential suppliers of conflict minerals. These suppliers identified seven unique smelters consistent with the smelter definitions agreed upon by industry and the audit protocols published by the Conflict Free Sourcing Initiative as sourcing (or possibly sourcing) from Covered Countries. However, Novo Nordisk’s due diligence review indicates that all of such smelters are recognized as conflict free by the CFSP and listed on the CFSP’s website as compliant with the relevant CFSP assessment protocol.

Due Diligence

Novo Nordisk designed its due diligence measures to conform to the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition.

Our due diligence review indicates that all of the seven smelters that our suppliers identified as sourcing conflict minerals from Covered Countries are recognized as conflict free by the CFSP and listed on the CFSP’s website as compliant with the relevant CFSP assessment protocol.

Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by Novo Nordisk. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect our conclusions regarding conflict minerals.

These factors include, but are not limited to, gaps in supplier data, gaps in smelter data, errors or omissions by suppliers, errors or omissions by smelters, confusion by suppliers over requirements of SEC final rules, gaps in supplier education and knowledge, timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, oversights or errors in conflict free smelter audits, Covered Country sourced materials being declared secondary materials, illegally tagged Covered Country conflict minerals being introduced into the supply chain, certification programs not being equally advanced for all industry segments and metals and smuggling of Covered Country conflict minerals to countries beyond the Covered Countries.

This Conflict Minerals Report is available on the Company’s website at: http://www.novonordisk.com/sustainability/performance/Transparency-and-disclosure.htm. Information on the Company’s website does not constitute a part of this Form SD.